Issuer Free Writing Prospectus
(Relating to Preliminary Prospectus Supplement
Dated January 28, 2020)
Filed Pursuant to Rule 433(d)
Registration No. 333-234207

NEVADA POWER COMPANY

FINAL PRICING TERM SHEET

January 28, 2020

Issuer:	Nevada Power Company

Legal Format:	SEC-Registered

Issue:	2.400% General and Refunding Mortgage Notes, Series DD, due 2030 (the “2030 Notes”) 3.125% General and Refunding Mortgage Notes, Series EE, due 2050 (the “2050 Notes”)

Offering Size:	$425,000,000 in aggregate principal amount (2030 Notes) $300,000,000 in aggregate principal amount (2050 Notes)

Net Proceeds (before expenses) to Issuer:	$718,828,000.00

Coupon and Coupon Payment Dates:

2.400% per annum, payable semi-annually in arrears on each May 1 and November 1, commencing May 1, 2020 (2030 Notes)

3.125% per annum, payable semi-annually in arrears on each February 1 and August 1, commencing August 1, 2020 (2050 Notes)

Trade Date:	January 28, 2020

Settlement Date:	January 30, 2020 (T+2)

Maturity Date:	May 1, 2030 (2030 Notes) August 1, 2050 (2050 Notes)

Benchmark Treasury:	1.75% due November 15, 2029 (2030 Notes) 2.25% due August 15, 2049 (2050 Notes)

Benchmark Treasury Yield:	1.649% (2030 Notes) 2.107% (2050 Notes)

Spread to Benchmark Treasury:	+78 basis points (2030 Notes) +102 basis points (2050 Notes)

Re-offer Yield:	2.429% (2030 Notes) 3.127% (2050 Notes)

Price to Public:	99.740% of the principal amount (2030 Notes) 99.961% of the principal amount (2050 Notes)

Expected Ratings(1):	A2 by Moody’s Investors Service, Inc. A+ by S&P Global Ratings

Optional Redemption:

Make-whole call at any time prior to February 1, 2030 at 15 basis points over the Benchmark Treasury Yield. Callable at par on or after February 1, 2030. (2030 Notes)

Make-whole call at any time prior to February 1, 2050 at 20 basis points over the Benchmark Treasury Yield. Callable at par on or after February 1, 2050. (2050 Notes)

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Mizuho Securities USA LLC PNC Capital Markets LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

CIBC World Markets Corp.

Citigroup Global Markets Inc.

KeyBanc Capital Markets Inc.

nabSecurities, LLC

Santander Investment Securities Inc.

Wells Fargo Securities, LLC

CUSIP:	641423 CD8 (2030 Notes) 641423 CE6 (2050 Notes)

ISIN:	US641423CD86 (2030 Notes) US641423CE69 (2050 Notes)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at (888) 603-5847, BNP Paribas Securities Corp. toll free at (800) 854-5674, Mizuho Securities USA LLC toll free at (866) 271-7403, PNC Capital Markets LLC toll-free at (855) 881-0697 or RBC Capital Markets, LLC toll free at (866) 375-6829.

(1)  These expected securities ratings have been provided by Moody’s Investors Service, Inc. and S&P Global Ratings. None of these ratings are a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be evaluated independently of any other rating. No report of any rating agency is incorporated by reference herein.